SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing logo



                 Genesys Conferencing Reports Financial Results for the Fourth Quarter and Fiscal Year Ended December 31, 2002

   o  Q4 2002 Call Volumes Increase 33% to 316 million minutes

   o  High margin automated services volumes increase 75% in Q4 2002

   o  Management establishes 2003 guidance

   o  Call Center consolidation and cost cutting boost margins


Denver, Colorado, and Montpellier, France, April 24, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported revenue and earnings for the fourth quarter and fiscal year ended December 31, 2002. All financial results are reported under French Generally Accepted Accounting Principles.


Highlights for the fourth quarter relative to the prior period results included:

   o  Total call volumes reached 316.4 million minutes, up 33.4% over 2001

   o  Automated service volume increased 75%

   o  Completed consolidation of call centers


Highlights for fiscal 2002 compared to fiscal 2001 results included:

   o  Total call volumes reached 1.2 billion minutes, up 33.9% over 2001

   o  Automated service volume increased 88.7%

   o  Completed consolidation of 5 call centers


The results for 2001 reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001 and Astound Incorporated, which was acquired by Genesys on March 28, 2001, as if these acquisitions were completed on January 1, 2001.

Automated Services Drive Performance in Fourth Quarter

As previously announced, total call volumes were 316.4 million minutes for the fourth quarter 2002, up 33.4% from the prior year and 6.4% sequentially. Automated services call volumes were up 75% from the fourth quarter of 2001 and increased 13.2% sequentially. Automated services represented approximately 58.5% of revenue and 77.7% of audio call volumes in the fourth quarter 2002.

Revenues decreased 14.8% to (euro)46.4 million for the fourth quarter of 2002, from (euro)54.5 million in the fourth quarter of 2001. The decline in revenue was primarily due to the continuing shift to automated services, which carry higher margins but generate lower per minute revenues than operator assisted services, the weakening US dollar and price erosion.

Selling, general and administrative expenses and research and development expenses declined 9.7% to (euro)26.9 million compared to the fourth quarter 2001, or 16.2% excluding non-recurring charges.

Earnings before interest, taxes, depreciation and amortization (EBITDA*), before non-recurring charges, decreased to (euro)7.4 million in the fourth quarter of 2002, compared to (euro)9.2 million in the prior year period. The EBITDA results for the fourth quarter of 2002 excluded non-recurring charges of (euro)1.5 million, representing costs primarily related to realigning and streamlining senior management and other employee-related separations, costs associated with call center consolidation, partially offset by a reclassification of expenses related to capital leases required by recent French accounting rules. The EBITDA results for the fourth quarter 2001 excluded (euro)1.1 million in costs associated with employee-related separations.

As previously reported, the Company evaluated the carrying value of its long-lived assets, consisting primarily of goodwill. For the fourth quarter of 2002, a reduction of (euro)60 million ((euro)94 million under US GAAP) in the carrying value of goodwill and other long-lived assets was recorded as a result of this assessment.

Fiscal Year 2002

As previously announced, total call volumes were 1.162 billion minutes for 2002, up 33.9% from the prior year. Automated services call volumes were up 88.7% from the prior year. Automated services represented approximately 52.8% of revenue and 71.8% of call volumes in 2002. For the year, revenues decreased 5% to
(euro)201.4 million from (euro)212.0 million in 2001.

EBITDA, before non-recurring charges, increased to (euro)30.5 million in 2002, compared to (euro)28.7 million in the prior year.

Francois Legros, Chairman and Chief Executive Officer, stated, "Fiscal 2002 represented an important transition year for the Company. With our continuing efforts to drive operating profitability and improve our financial strength, we are now strongly positioned to continue to gain market share while driving product and service innovation."

Operating Profitability

In fiscal 2002, the Company took a number of actions to improve long-term profitability including:

     -  The continuing migration to automated services

     -  The consolidation of 9 call centers into 4

     -  The reengineering of the North American sales force

     -  The reduction of Selling, General and Administrative expenses


Since the completion of the acquisitions of Vialog and Astound in May 2001, the total number of employees has been reduced by approximately 30% to 1,200 from over 1,700.

Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "EBITDA margins in September, October and November were over 20% demonstrating how the cost reduction initiatives are driving margins. The month of December is seasonally a very weak month, offsetting this in the fourth quarter of 2002 somewhat. More importantly, we see these margin improvements continuing into the first quarter of 2003."

Balance Sheet Improvements

As previously announced, the Company has reached preliminary agreements, subject to several conditions and to final documentation, to extend the maturities under its bank credit facility and convertible debt. The Company also previously announced its intention to pursue a capital increase of up to (euro)8 million in 2003.

"The extension of debt maturities combined with the capital increase will materially improve our liquidity, giving us greater financial flexibility over the next several years and will permit us to continue to execute our business strategy" commented Francois Legros, Chief Executive Officer.

Guidance

The following contains forward looking guidance regarding Genesys' financial outlook. The following is based on current expectations:

   - Automated services are anticipated to be in the range of 68% - 72% of revenue for the fourth quarter 2003

   -  For the fiscal year 2003, Genesys anticipates revenues to be approximately
      (euro)175 million - (euro)185 million

   -  For the fiscal year 2003, EBITDA is anticipated to be in the range of
      (euro)36 million - (euro)40 million.


Fourth Quarter and Fiscal 2002 Conference Call and Webcast

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Thursday, April 24, 2003, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time, regarding the 2002 earnings.

The conference call will be webcast live. The call may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.


* See attached Note to consolidated statements of operations for reconciliation of Operating Income and EBITDA


Forward-Looking Statements


This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 18,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 19 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

 At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Press Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

                              GENESYS CONFERENCING
           Proforma Statements of Operations (Unaudited) (FRENCH GAAP)
                             (in thousands of euros)

                                                        Three months                     Twelve months
                                                       ended Dec. 31,                   ended Dec. 31,
                                              -----------------------------  -------------------------------
                                                    2001            2002            2001              2002
                                              -----------------------------  -------------------------------
Revenues                                      (euro)  54,469 (euro)  46,402  (euro) 212,005  (euro) 201,372

Cost of revenue (1) (2)                               23,226         20,458          91,532          87,410
                                              -----------------------------  -------------------------------
Gross Profit                                          31,243         25,944         120,473          113,962

Research and development expenses                      1,887          1,127           5,916           4,734

Selling, general and administrative expenses
(3) (4)                                               27,522         25,353         113,138         107,536

Amortization of identifiable intangibles,
deferred acquisition and financing costs              14,217         15,267          29,981          27,451

EBIT (1) (2) (3) (4)                                 (12,383)       (15,803)        (28,562)        (25,759)
                                              =============================  ===============================
EBITDA (1)(2)(3)                                       8,082          5,875          26,409          25,489

(1) The three months and twelve months ended December 31, 2002 include $ 0.6 million and $ 1.1 million respectively, in restructuring/duplicate costs related to call center consolidation

(2) The twelve months ended December 31, 2002 include $ 1.2 million in costs related to the termination of a long distance contract

(3) The three months and twelve months ended December 31, 2002 include $ 1.5 million and $ 3.3 million, respectively, representing costs primarily related to employee-related separations, costs associated will call center consolidation, partially offset by a reclassification of expenses related to capital leases

(4) The twelve months ended December 31, 2002 include a $ 3.2 million provision related to the termination of a rich media contract

                              GENESYS CONFERENCING
                           Consolidated Balance Sheets
                             (in thousands of euros)

                                                                                At December 31,
                                                                      ---------------------------------
                                                                           2001                2002
                                                                      -------------       -------------
ASSETS
Fixed assets
   Goodwill, net                                                      (euro)140,061        (euro)77,504
   Intangible assets, net                                                   108,636              80,715
   Tangible assets, net                                                      38,257              27,502
   Financial assets, net                                                      2,100               1,194
   Investments in affiliated companies                                          127                 118
                                                                      -------------       -------------
Total fixed assets                                                          289,181             187,033
Current assets
   Inventory                                                                    146                  72
   Accounts receivable, less allowances (EUR 3,201,
   and EUR 3,502 at December 31, 2001 and 2002, respectively)                48,989              35,929
   Deferred tax assets                                                          236                 361
   Other current assets                                                      10,514               7,919
   Prepaid expenses and deferred charges                                     12,727               5,834
   Marketable securities                                                      8,562                 109
   Cash at bank                                                              10,051               9,886
                                                                      -------------       -------------
Total current assets                                                         91,225              60,110
                                                                      -------------       -------------
Total assets                                                          (euro)380,406       (euro)247,143

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' Equity
   Ordinary shares, nominal value of EUR 5 per share 15,271,064 and
   15,409,933 shares issued and outstanding at December 31, 2001 and
   2002 respectively                                                   (euro)76,356        (euro)77,051
   Common shares to be issued                                                 2,175               1,332
   Additional paid-in capital                                               177,758             180,652
   Additional paid-in capital to be issued                                   10,347               6,344
   Accumulated deficit                                                       (9,216)           (106,474)
   Net loss for the period                                                  (94,263)            (96,617)
   Currency translation adjustments                                           4,791              11,335
                                                                      -------------       -------------
Total shareholders' equity                                                  167,948              73,623
Provisions for risks and charges                                              1,582               7,505
Long-term debt
   Long-term portion of long term debt                                      142,083             119,537
   Long-term portion of capitalized lease obligations                           171                 673
                                                                      -------------       -------------
Total long-term debt                                                        142,254             120,210
Current liabilities
   Bank overdrafts                                                              996               3,417
   Accounts payable and accrued liabilities                                  35,980              20,276
   Tax payable and deferred compensation                                     17,419              15,553
   Current portion of long-term debt                                          8,342               2,390
   Current portion of capitalized lease obligations                             266               1,844
   Deferred revenue                                                           4,198                 352
   Other liabilities                                                          1,421               1,973
                                                                      -------------       -------------
Total current liabilities                                                    68,622              45,805
                                                                      -------------       -------------
Total liabilities and shareholders' equity                            (euro)380,406       (euro)247,143
                                                                      =============       =============

                              GENESYS CONFERENCING
                      Consolidated Statements of Operations
                   (in thousands of euros, except share data)

                                              Three months                     Twelve months
                                             ended Dec. 31,                    ended Dec. 31,
                                     ------------------------------    ------------------------------
                                          2001             2002             2001             2002
                                     -------------    -------------    -------------    -------------
Revenue
   Services                          (euro) 54,154    (euro) 46,234    (euro)177,120    (euro)199,778
   Products                                    315              169            1,831            1,595
                                     -------------    -------------    -------------    -------------
                                            54,469           46,403          178,951          201,373
Cost of Revenue
   Services                                 22,917           20,323           74,774           86,161
   Products                                    309              136            1,402            1,250
                                     -------------    -------------    -------------    -------------
                                            23,226           20,459           76,176           87,411
                                     -------------    -------------    -------------    -------------
Gross Profit                                31,243           25,944          102,775          113,962
   Operating expenses:
   Research and development                  1,887            1,127            5,366            4,734
   Selling & marketing                      10,887           10,776           42,718           49,976
   General & administrative                 30,851           29,844           77,649           85,011
                                     -------------    -------------    -------------    -------------
                                            43,625           41,747          125,733          139,721
                                     -------------    -------------    -------------    -------------
Operating loss                             (12,382)         (15,803)         (22,958)         (25,759)
Financial income (expense), net             (3,345)          (1,777)          (7,259)         (10,884)
Equity in loss of affiliated companies          (3)               7              (55)              (8)
Income tax credit (expense)                 (1,630)            (848)          (8,556)          (3,442)
Amortization of goodwill                   (46,256)         (49,060)         (55,435)         (56,524)
                                     -------------    -------------    -------------    -------------
Net loss                             (euro)(63,616)   (euro)(67,481)   (euro)(94,263)   (euro)(96,617)
                                     =============    =============    =============    =============
Basic and diluted net loss per share (euro)  (4.21)   (euro)  (4.34)   (euro)  (7.32)   (euro)  (6.22)
                                     -------------    -------------    -------------    -------------
Number of outstanding
shares used in
computing basic and
diluted net loss per share              15,116,316       15,547,282       12,878,594       15,541,898

                              GENESYS CONFERENCING
                 Notes to Consolidated Statements of Operations
                   (in thousands of euros, except share data)

                                                                       Three months                     Twelve months
NOTE A-Detail of General and Administative expenses                 Ended December 31,               ended December 31,
                                                                   2001             2002            2001            2002
                                                             -------------------------------  ------------------------------
General and Administrative expenses                          (euro) 30,851    (euro) 29,844   (euro) 77,649   (euro) 85,011
Amortization of identifiable intangible assets                     (13,829)         (14,849)        (22,303)        (25,782)
Amortization of deferred acquisition and deferred financing
costs                                                                 (388)            (418)         (1,645)         (1,669)
Non recurrent income (charges)                                         (58)             (21)           (259)             71
                                                             -------------------------------  ------------------------------
Operating General and Administrative expenses restated for
the above items                                              (euro) 16,576    (euro) 14,556   (euro) 53,442   (euro) 57,631
                                                             ===============================  ==============================


Operating income and EBITDA
Operating income (loss)                                      (euro)(12,382)   (euro)(15,803)  (euro)(22,958)  (euro)(25,759)
Amortization of intangibles, deferred acquisition and
deferred financing costs                                            14,217           15,267          23,948          27,451
Non recurrent charges (income)                                          58               21             259             (71)
                                                             -------------------------------  ------------------------------
Operating income (loss) restated for the above items                 1,893             (515)          1,249           1,621
                                                             -------------------------------  ------------------------------
Depreciation and operating provision                                 6,247            6,390          18,809          20,637
Early termination of a Rich Media contract                               -                -               -           3,231
                                                             -------------------------------  ------------------------------
EBITDA                                                       (euro)  8,140     (euro) 5,875   (euro) 20,058   (euro) 25,489
                                                             -------------------------------  ------------------------------

                                                                     Three months                     Twelve months
NOTE B-Detail of financial expenses, net                          ended December 31,                ended December 31,
                                                                  2001           2002             2001              2002
                                                             -------------------------------  ------------------------------
Interest and other financial income                          (euro)     94    (euro)   (174)  (euro)  1,083   (euro)    191
Foreign exchange gains                                                 853            1,629           3,656           3,718
                                                             -------------------------------  ------------------------------
Total financial income                                                 947            1,455           4,739           3,909

Interest and other financial expenses                                2,902            1,820           8,815           9,832
Foreign exchange losses                                              1,390            1,412           3,183           4,961
                                                             -------------------------------  ------------------------------
Total financial charges                                              4,292            3,232          11,998          14,793

Financial expense, net                                       (euro)( 3,345)   (euro) (1,777)   (euro)(7,259)  (euro)(10,884)
                                                             ===============================  ==============================

                                                                     Three months                     Twelve months
NOTE C-Detail of income tax                                       ended December 31,                ended December 31,
                                                             -----------------  ------------  ------------------------------
                                                                  2001           2002             2001              2002
Deferred tax expense                                         (euro)   (185)   (euro)   (127)  (euro)   (214)   (euro)  (117)
Tax on acquisition costs                                               (88)               -          (4,796)             -
Income tax expense                                                  (1,357)            (720)         (3,546)         (3,324)
                                                             -----------------  ------------  ------------------------------
Total income tax expense                                     (euro) (1,630)   (euro)   (847)  (euro) (8,556)   (euro)(3,441)
                                                             -----------------  ------------  ------------------------------

                      Annex - US GAAP Financial Statements

                                  GENESYS S.A.
             Unaudited Proforma Statements of Operations (U.S. GAAP)
                             (in thousands of euros)


                                                   -----------------------------  -----------------------------
                                                         Three months ended                Year ended
                                                            December 31,                 December 31,
                                                        2001            2002           2001          2002
                                                   -------------   -------------  --------------  -------------

Revenue (1)                                        (euro) 54 469   (euro) 46 402  (euro) 212 005  (euro)200 663
                                                   -------------   -------------  --------------  -------------
Cost of revenue (2) (3)                                   23 226          20 491          91 532         87 443
                                                   -------------   -------------  --------------  -------------
Gross profit                                              31 243          25 911         120 473        113 220
Research and development expenses                          1 887           1 127           5 916          4 734
Selling  general and administrative expenses (1) (4)      27 620          24 816         113 424        106 463
Non-recurring charge (5)                                       -             665               -          4 336
Impairment of goodwill and other intangibles              61 269          93 613          61 269         93 613
Amortization of goodwill and other intangibles             9 580          2  617          39 825         13 888
                                                   -------------   -------------  --------------  -------------
EBIT (1) (2) (3) (4) (5)                           (euro)(69 113)  (euro)(96 926) (euro) (99 961)(euro)(109 814)
                                                   =============   =============  ==============  =============

EBITDA (1) (2) (3) (4)                             (euro)  7 120   (euro)  3 288  (euro) 22 872  (euro) 17 751
                                                   =============   =============  ==============  =============


(1) The year ended December 31, 2002 includes a (euro) 3.2 million negative impact (revenue - (euro) 0.7 million, SG&A - (euro) 2.5 million) related to the termination of a rich media contract.

(2) The year ended December 31, 2002 includes(euro)1.2 million in costs related to the termination of a long distance contract.

(3) The three months and year ended December 31, 2002 include (euro) 0.6 million and (euro) 1.1 million, respectively, in restructuring / duplicate costs related to call center consolidation.

(4) The three months and year ended December 31, 2002 include (euro) 2.2 million and (euro) 4.0 million, respectively, representing costs primarily related to employee-related separations and costs associated with call center consolidation.

(5) The charge for the three months and year ended December 31, 2002, represents the restructuring charge related to the consolidation of 4 call centers in North America and the Frankfurt, Germany call center. This charge is excluded from the calculation of EBITDA above.

                                                                 GENESYS S.A.
                                                CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                                                                                                         December 31,
                                                                                                 2001                2002
                                                                                      ----------------------  ---------------------
                                             ASSETS                                          (in thousands, except share data)
      Current assets:
            Cash and cash equivalents                                                   (euro)     17 510    (euro)       9 976
            Accounts receivable, less allowances of(euro)3,201 and(euro)3,502
                at December 31, 2001 and 2002, respectively.                                       48 989                35 930
            Inventory                                                                                 146                    72
            Prepaid expenses                                                                        7 156                 1 874
            Other current assets                                                                    6 664                 5 261
                                                                                      ----------------------  ---------------------
                    Total current assets                                                           80 465                53 113
      Property and equipment, net                                                                  47 697                32 234
      Goodwill and other intangibles, net                                                         275 058               158 213
      Investment in affiliated company                                                                126                   118
      Deferred tax assets                                                                             236                   361
      Deferred financing costs, net                                                                 4 722                 3 797
      Promissory notes
                                                                                                        -                    -
      Other assets                                                                                  2 100                 1 897
                                                                                      ----------------------  ---------------------
                  Total assets                                                        (euro)      410 404    (euro)     249 733
                                                                                      ======================  =====================


                              LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
            Bank overdrafts                                                                             -    (euro)       3 417
            Accounts payable                                                          (euro)       24 533                14 344
            Accrued liabilities                                                                     7 148                 7 178
            Accrued compensation                                                                    7 489                 6 555
            Tax payable                                                                             9 929                 8 998
            Deferred revenue                                                                        4 198                   352
            Current portion of long-term debt                                                       6 901                 1 143
            Current portion of capitalized lease obligations                                          266                   191
            Current portion of deferred tax liability                                               5 346                 3 097
            Current portion of accrued restructuring expenses                                           -                 2 284
            Other current liabilities                                                               6 894                 1 759
                                                                                      ----------------------  ---------------------
                 Total current liabilities                                                         72 704                49 318
      Long-term portion of long-term debt                                                         142 552               120 165
      Long-term portion of capitalized lease obligations                                              171                   149
      Long-term portion of deferred tax liability                                                  28 503                20 666
      Other long-term liability                                                                     3 606                 6 644
      Commitments and contingencies                                                                     -                     -
      Shareholders' equity:
            Ordinary shares;(euro)5.00 nominal value; 15,271,064 and 15,409,933
            at December 31,2001 and 2002, respectively                                             76 356                77 050
            Common shares to be issued :(euro)5.00 nominal value;
            250,687 and 137,347 shares at December 31, 2001 and 2002, respectively                  1 253                   687
            Additional paid-in capital                                                            194 019               194 217
            Accumulated other comprehensive income                                                  3 749                 6 980
            Deferred compensation                                                                    (465)                 (220)
            Accumulated deficit                                                                  (111 293)             (225 172)
                                                                                      ----------------------  ---------------------
                                                                                                  163 619                53 542
            Less cost of treasury shares : 22,131 and 22,131 shares at December
              31, 2001 and 2002, respectively                                                        (751)                 (751)
                                                                                      ----------------------  ---------------------
            Total shareholders' equity                                                            162 868                52 791
                                                                                      ----------------------  ---------------------
                Total liabilities and shareholders' equity                            (euro)      410 404    (euro)     249 733
                                                                                      ======================  =====================

              GENESYS S.A. CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
                        (in thousands, except share data)



                                              Three Months ended December 31,          Year ended December 31,
                                            ---------------------------------     ----------------------------------
                                                 2001              2002                 2001                2002
                                            ---------------   ---------------     ---------------    ---------------
                                                                    (in thousands, except share data)
Revenue :
 Services                                    (euro) 54 154      (euro)46 233      (euro) 177 120     (euro) 199 068
 Products                                              315               169               1 831              1 595
                                            ---------------   ---------------     ---------------    ---------------
                                                    54 469            46 402             178 951            200 663

Cost of revenue:
 Services                                           22 917            20 355              74 774             86 193
 Products                                              309               136               1 402              1 250
                                            ---------------   ---------------     ---------------    ---------------

                                                    23 226            20 491              76 176             87 443
                                            ---------------   ---------------     ---------------    ---------------
Gross profit                                        31 243            25 911             102 775            113 220

Operating expenses:
 Research and development                            1 887             1 127               5 366              4 734
 Selling and marketing                              10 887            10 776              42 718             49 976
 General and administrative                         16 733            14 040              53 920             56 487
 Non-recurring charge                                    -               665                   -              4 336
 Impairment of goodwill and other intangibles       61 269            93 613              61 269             93 613
 Amortization of goodwill and other intangibles      9 580             2 617              30 768             13 888
                                            ---------------   ---------------     ---------------    ---------------
Total operating expenses                           100 356           122 837             194 041            223 034

Operating loss                                     (69 113)          (96 926)            (91 266)          (109 814)

Financial income (expense)
 Interest income                                       151                 -                 380                 99
 Interest expense                                   (2 452)           (1 553)             (8 407)            (9 256)
 Foreign exchange gain (loss)                          434             2 736               1 520              1 276
 Other financial income (expense) net,                (176)             (277)               (215)            (1 106)
                                            ---------------   ---------------     ---------------    ---------------
Financial expense, net                              (2 043)              906             (6 7220)            (8 987)

Equity in loss of affiliated company                    (3)                7                 (55)                (8)

                                            ---------------   ---------------     ---------------    ---------------
Loss before taxes                                  (71 159)          (96 014)            (98 043)          (118 809)

 Income tax (expense) / credit                       6 197             4 023                (484)             5 043

                                            ---------------   ---------------     ---------------    ---------------
 Net loss                                    (euro)(64 962)   (euro) (91 991)     (euro) (98 527)   (euro) (113 766)
                                            ===============   ===============     ===============    ===============
                                            ---------------   ---------------     ---------------    ---------------
Basic and diluted net loss per share         (euro)  (4,30)   (euro)   (5,92)     (euro)   (7,65)    (euro)   (7,32)
                                            ===============   ===============     ===============    ===============
Number of shares used in computing basic
 and diluted net loss per share                 15 116 316        15 547 282          12 878 594         15 541 898

                                  GENESYS S.A.
                     PROFORMA EBITDA CALCULATION (U.S. GAAP)
                        (in thousands, except share data)



                                                  Three Months ended December 31,       Year ended December 31,
                                                 ---------------------------------- ----------------------------------
                                                      2001             2002              2001             2002
                                                 ---------------------------------- ----------------------------------
                                                                 (in thousands, except share data)

Operating loss                                   (euro) (69 113)  (euro) (96 926)   (euro) (99 961)  (euro) (109 814)
Depreciation                                              5 186            3 320            18 348            15 728
Impairment of goodwill and other intangibles             61 269           93 613            61 269            93 613
Amortization of goodwill and other intangibles            9 580            2 617            39 825            13 888
                                                          -----            -----            ------            ------
     EBITDA                                               6 922            2 623            19 481            13 415
  Non-recurring charge                                      198              665             3 391             4 336
                                                 --------------   --------------    --------------   ---------------
      EBITDA before items above                  (euro)   7 120   (euro)   3 288    (euro)  22 872   (euro)   17 751
                                                 ==============   ==============    ==============   ===============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 25, 2003

                                        GENESYS SA


                                        By: /s/ Francois Legros
                                            -----------------------------------
                                            Name:  Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer